Exhibit (a)(2)(iii)
ANNEX B
February 14, 2005
The Special Committee of the Board of Directors of
Tickets.com, Inc.
555 Anton Boulevard, 11th Floor
Costa Mesa, CA 92626
Dear Members of the Special Committee:
      We understand that Tickets.com, Inc. (the “Company”) is currently capitalized with two classes of preferred stock and one class of common stock. We further understand that General Atlantic Partners and certain affiliates of General Atlantic Partners (collectively, “GAP”), own various amounts of each of the Company’s classes of preferred and common stock, as indicated in the following table:

	Beneficially	Beneficially
	Owned by	Owned by
Class of Security	GAP	Others

Series F Senior Cumulative Redeemable Convertible Preferred Stock (“Series F”)	80.8%	19.2%
Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock (“Series G”)	100.0%	0.0%
Common Stock (issued and outstanding)	15.1%	84.9%
      The holders of the Series F and the Series G are, collectively, referred to herein as the Preferred Stockholders, and the Series F and Series G are, collectively, referred to herein as the Preferred Stock.
      We further understand that after consideration of dilution and conversion, GAP holds approximately 67.5% of the Company’s common stock on a fully diluted, fully converted basis and effectively controls five of the nine board of directors’ seats through board election rights held by the Preferred Stock.
      Furthermore, we understand that the Company, Major League Baseball Advanced Media, LLP (“MLBAM”), MLBAM Acquisition Corp., a wholly owned subsidiary of MLBAM, and the Preferred Stockholders will enter into various agreements that will include, among other things:

•	a Securities Purchase agreement among MLBAM, MLBAM Acquisition Corp. and the Preferred Stockholders pursuant to which MLBAM Acquisition Corp. shall purchase (i) the Series F for cash consideration of $4.1 million, subject to certain adjustments, and (ii) the Series G for cash consideration of $51.7 million, subject to certain adjustments;

•	an agreement and plan of merger (the “Merger”) pursuant to which MLBAM Acquisition Corp. will make a tender offer to acquire all of the issued and outstanding shares of common stock of the Company for cash consideration of $1.10 per share; and

•	following the Merger, the separate corporate existence of MLBAM Acquisition Corp. shall cease and the Company shall continue as the surviving corporation.
      The Merger and all related transactions are referred to collectively herein as the “Transaction.”
      You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in the Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any

The Special Committee of the Board of Directors of
Tickets.com, Inc.
February 14, 2005
2
class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in the Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party, (vi) whether any security holder should tender their shares in connection with the Transaction, (vii) the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters, or (viii) the fairness of any portion or aspect of the Transaction to any one class of the Company’s security holders vis-à-vis any other class of the Company’s security holders. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.
      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and spoke with representatives of the Company’s investment bankers and counsel to discuss certain matters;

2. reviewed the Company’s annual reports to shareholders and on Form 10-K for the three fiscal years ended December 31, 2001, and the quarterly report on Form 10-Q for the quarter ended September 30, 2002, which the Company’s management has identified as being the last financial filings submitted to the SEC;

3. reviewed audited financial statements for the fiscal year ended December 31, 2003;

4. reviewed a Company-prepared income statement for the fiscal year ended December 31, 2004;

5. reviewed a Company-prepared balance sheet for the period ended December 31, 2004, and a Company provided estimate of the current cash balance of the Company as of February 3, 2005;

6. reviewed the February 10, 2005 draft of Schedule 4.04 (b) “Schedule of Performance Metrics” provided by Company management;

7. reviewed base-case forecasts and projections prepared by the Company’s management with respect to the Company for the two fiscal years ending December 31, 2005 through December 31, 2006;

8. reviewed the Company prepared Corporate Overview, dated September 13, 2004, including forecasts and projections assuming a new infusion of capital;

9. reviewed a revised transaction terms schedule as prepared by Perseus Group and dated February 2, 2005;

10. reviewed Company prepared materials in connection with the 2004 Q3 Board of Directors meeting and dated October 28, 2004;

11. reviewed copies of the following agreements:

•	the February 10, 2005 draft Securities Purchase Agreement among MLBAM, MLBAM Acquisition Corp., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., Gapstar, LLC, International Capital Partners, Inc., Profit Sharing Trust, Sports Capital Partners, L.P., Sports Capital Partners (Cayman Islands), L.P. and Sports Capital Partners CEV, LLC;

•	the February 9, 2005 draft of the Agreement and Plan of Merger among MLBAM, MLBAM Acquisition Corp., and the Company;

The Special Committee of the Board of Directors of
Tickets.com, Inc.
February 14, 2005
3

•	the February 10, 2005 draft of the Schedule 14D-9 to be submitted by the Company to the Securities and Exchange Commission in connection with the Transaction;

•	the February 10, 2005 draft of the three Stockholder Agreement (s) with General Atlantic Partners, Sports Capital Partners and International Capital Partners;

•	the Certificate of the Powers, Designations, Preferences and Rights of the Series F Senior Cumulative Redeemable Convertible Preferred Stock;

•	the Certificate of the Powers, Designations, Preferences and Rights of the Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock;

12. reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

13. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company; and

14. conducted such other studies, analyses and inquiries as we have deemed appropriate.
      We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.
      We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. We have not performed any specific analyses with respect to the Company’s existing executive compensation agreements or contractual payments, and express no opinion with respect thereto. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.
      Our understanding of the terms, timing, process and other factors concerning the Transaction and related negotiations and agreements among all parties to the Transaction is based solely on the documents identified in item 11 above and upon discussions we had with the respective advisors and representatives of the Company and the Special Committee of the Board of Directors of the Company. If such factors are materially different than those set forth in said documentation and as otherwise disclosed to us, the conclusions set forth in this Opinion may be adversely affected.
      Based on the foregoing, and in reliance thereon, it is our opinion that (i) the aggregate consideration to be received by the Preferred Stockholders and the common stockholders of the Company, collectively, in connection with the Transaction, is fair from a financial point of view, and (ii) the consideration to be received by the holders of the Company’s common stock (other than GAP) in connection with the Transaction is fair to them from a financial point of view. For the purposes of clarity, our Opinion does not address the fairness of the Transaction, from a financial point of view, to any one class of the Company’s securities vis-à-vis any other class of the Company’s securities (i.e., whether the consideration received by each Preferred Class is as fair as that received by each other Preferred Class).
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS INC.
/s/ Houlihan Lokey Howard & Zukin Financial Advisors Inc.